Exhibit 4.50

NON-REVOLVING CREDIT FACILITY

AGREEMENT NO. 9220

Moscow	April 15, 2004

Sberegatelny Bank of the Russian Federation, a joint-stock commercial bank (an open joint-stock company), hereinafter referred to as the “Creditor”, in the person of its First Deputy Chairman of the Management Board, Ms. Alla K. Alyoshkina, acting on the basis of the Charter of the Cberbank of Russia, on the one hand,

and

Vimpel-Communications, an open joint-stock company, hereinafter referred to as the “Borrower”, in the person of its General Director, Mr. Alexander Vadimovich Izosimov, acting on the basis of the Charter, on the other hand, hereinafter collectively referred to as the “Parties”, have made this agreement (the “Agreement”) on the following:

Article 1. Subject of the Agreement

1.1 The Creditor agrees to open for the Borrower a non-revolving credit facility in the amount of up to US$ 130,000,000 (One Hundred Thirty Million) for the purposes of financing expenses in connection with the regional development program for the period through April 14, 2009 with an interest rate of 8.5% (Eight point Five) per annum, and the Borrower agrees to repay the loan and pay the interest to the Creditor in the amount and on the terms and conditions hereof.

Article 2. Terms and Conditions of the Loan

2.1 The Creditor shall open to the Borrower a loan account No. 45208840200140029220.

2.2 The Borrower shall pay a facility fee in the amount of 0.2% (two tenth percent) of the credit facility limit which amounts to US$ 260,000 (Two Hundred Sixty Thousand US Dollars) due and payable in rubles at the rate of the Bank of Russia as of the payment date. Such amount is to be paid up-front by the Borrower to the Creditor within 8 (eight) business days after the execution hereof by the Parties.

2.3 The loan shall be made available to the Borrower after:

2.3.1 The Creditor is provided with the documents, in the form satisfactory to the Creditor, including copies of contracts (or extracts from contracts) and/or acceptance acts and/or proforma invoices and/or loan agreements (confirming the purposes for which the funds are to be used) with subsidiaries of the Borrower and/or subsidiaries of OAO Vimpelcom-Region listed in Attachment 1 (hereinafter, “VimpelCom Group Companies”) being an inalienable part of the Agreement, or the documents confirming the purposes for which the loan is to be used, or other documents confirming the intended use of the loan as requested by the Creditor.

Forms of the documents confirming the intended use of the loan shall be deemed satisfactory to the Creditor unless the Creditor notifies the Borrower otherwise in writing within 5 (five) business days after the Borrower has furnished such documents;

2.3.2 Execution and provision to the Creditor of the agreements to the bank account agreements which provide that the Creditor has the right to debit without acceptance the settlement and current currency accounts of the Borrower No. 40702840600020106393 and No. 40702810300020106393 with OPERU of Sberbank of Russia, No. 40702810438000121008 and No. 40702810638180121333 at Vernadsky department # 7970/01675 of Sberbank of Russia.

2.3.3 The facility fee specified in Clause 2.2 above is paid;

2.3.4 Execution of the equipment pledge agreements specified in clause 6.2.4.1 hereof.

2.3.5 Execution of the real estate pledge agreements specified in clause 6.2.4.7 hereof and registration of the same in the authorized state bodies.

2.3.6 Execution of the share pledge agreements and registration of the share pledge agreements indicated in clauses 6.2.4.2 – 6.2.4.6 hereof as required by the current laws of the Russian Federation, and provision of excerpts from the holders’ accounts in the share register confirming the encumbrance of shares.

2.4 The loan shall be disbursed by way of transfer of the funds to the current currency account of the Borrower No. 40702840600020106393 through the transit currentcy account of the Borrower No. 40702840500020206393 with OPERU of Sberbank of Russia on the basis of the Borrower’s drawdown requests.

The loan shall be disbursed provided no interest payments or other payments hereunder and any other credit agreement (non-revolving credit facility agreements) made or to be made between the Creditor and the Borrower, including Non-Revolving Credit Facility Agreement No. 9063 dated April 28, 2000, and between Creditor and OAO Vimpelcom-Region (located at 125083 Moscow, Ul. 8 Marta, 10-14), including under Non-Revolving Credit Facility Agreement No. 9152 dated December 17, 2002 are overdue.

2.5 The Borrower shall pay to the Creditor the interest at the rate of 8.5% (eight and five tenth percent) per annum.

2.6 The interest shall be payable on the basis of the actual number of days during which the loan remains outstanding on a quarterly basis on the 27th (twenty-seventh) day of the second month of each calendar quarter and on the final repayment date on April 14, 2009.

2.7 Any advance under the facility shall be made to the extent of the available limit of the credit facility established in clause 1.1 hereof in accordance with the following schedule:

No. of Tranche	Availability Period	Amount, US Dollars
1.	From April 15, 2004 to April 14, 2005	130,000,000 (one hundred thirty million

Repayment of any part of the loan shall not increase the available balance of the credit facility.

Advances under the open tranche shall be made after full use of the tranches opened earlier hereunder.

When the conditions specified in clauses 2.3.1-2.3.3 hereof are met, the open tranche can be disbursed in installments at the Borrower’s request in the amount of 92.16% (ninety-two sixteen hundredth percent) of the aggregate pledge value of security (in dollar equivalent at the rate of the Bank of Russia as of the date of execution of the relevant pledge agreements) described in clauses 6.2.4.1-6.2.4.7 hereof which was pledged pursuant to the requirements of the applicable laws of the Russian Federation.

2.8 The Borrower shall pay the commitment fee in the amount of 0.3 (three tenth percent) per annum payable in Russian Rubles at the rate of the Bank of Russia as of the payment date. The commitment fee shall accrue on the undisbursed amounts of the tranche for the period starting from the first drawdown date (excluding such date) determined in clause 2.7 hereof to the last tranche disbursement date (including such date) determined in clause 2.7 hereof.

2.9 Commitment fee shall be payable on a quarterly basis on the 27th (twenty-seventh) day of the second month of each calendar quarter and on the last availability date, i.e. April 14, 2005.

2.10 The Borrower shall have the right to use the loan amount after the advance dates established in clause 2.7 hereof but not later than the date established in clause 2.12 hereof.

The Borrower shall pay to the Creditor for such right the availability fee at 0 (zero) percent per annum payable in Rubles at the rate of the Bank of Russia as of the payment date. The availability fee shall accrue on the amount of the tranche which was not disbursed on time for the period starting from the final drawdown date established in clause 2.7 hereof, excluding such date, to the date of the actual drawdown thereof, including the same.

2.11 Availability fee shall be payable by the Borrower on a quarterly basis on the      day of the second month of each calendar quarter and on the final availability date on              200    .

2.12 The loan is available for disbursement through April 14, 2005. If on or before April 14, 2005 the credit facility is not used by the Borrower in full, the available balance of the credit facility shall be cancelled.

2.13 The loan shall be repaid in accordance with the following schedule:

No.	Repayment Date	Payment in percentage of the outstanding loan as of the final availability date (April 14, 2005)
1.	February 27, 2007	1/8
2.	May 27, 2007	1/8
3.	August 27, 2007	1/8
4.	October 27, 2007	1/8
5.	February 27, 2008	1/8
6.	May 27, 2008	1/8
7.	August 27, 2008	1/8
8.	April 14, 2009	1/8

Article 3. Liability of the Parties

3.1 The Parties shall be liable for failure to perform or to duly perform their obligations hereunder in accordance with the applicable laws of the Russian Federation.

3.2 If the Borrower fails to timely make a payment under the loan, pay the interest, or pay the facility fee, commitment fee or the availability fee the Borrower shall pay to the Creditor a penalty in the amount of 0.1% (one tenth percent) of the amount overdue for each day of delay in performance of the obligations starting from the date following the date on which a relevant obligation became due and payable hereunder.

The penalty for failure to timely effect the repayment of the loan or an interest payment shall be paid by the Borrower in US Dollars.

The penalty for failure to timely pay the facility fee, commitment fee and availability fee shall be paid by the Borrower in Rubles at the official foreign currency rate established by the Bank of Russia as of the actual payment date.

Article 4. Settlement and Payment Terms

4.1 Repayment of the loan, payment of interest, penalties for failure to make repayments on time and failure to pay interest on time under the Agreement shall made on the basis of the Borrower’s payment orders from its current currency account No. 40702840600020106393 with OPERU of Sberbank of Russia, and from other accounts of the Borrower.

Transfer of facility fee, commitment fee and availability fee and other payments hereunder shall be made on the basis of the Borrower’s payment orders from its current currency account No. 40702810300020106393 with OPERU of Sberbank of Russia, and from other accounts of the Borrower.

The payment orders shall separately specify the amounts of principal, interest, the commitment fee, the facility fee, the availability fee and penalties.

4.2 The date of drawdown from the Borrower’s loan account No. 45208840200140029220 shall be the date of the loan.

4.3 The date of repayment of the loan, payment of interest, penalty for failure to timely repay the loan and to timely pay the interest shall be the date on which the current currency account of the Borrower with the Creditor is debited or the date on which the funds are received at the correspondent account of the Creditor if repayment is made from the accounts with another bank.

The date of payment by the Borrower of the facility fee, commitment fee, availability fee, or the early repayment fee and other payments hereunder shall be the date on which the current account of the Borrower with the Creditor is debited or the date on which the funds are received at the correspondent account of the Creditor if repayment is made from the accounts with another bank.

4.4 The interest on the loan shall accrue from the date on which the indebtedness first becomes outstanding under the loan account (but excluding such date) until the date on which the indebtedness is repaid (including such date), and in case there is a delay in repayment of the indebtedness – until the repayment date set forth herein (including such date). If such loan repayment date is not a business day, in case of failure to timely repay the indebtedness the facility fee shall accrue until the next business day (including such date) following the loan repayment date.

Availability fee and commitment fee shall accrue pursuant to clause 2.8 and 2.10 hereof.

4.5 The interest and the availability fee, the commitment fee and penalties shall be calculated on the basis of the actual number of calendar days within a month and a year.

4.6 The amounts in foreign currency received as repayment of the debt hereunder, including by way of debit without acceptance from the Borrower’s accounts and transferred by third parties, including guarantors, shall be applied, regardless of the purpose of the payment specified in the payment documents, in the following order of priority:

1)	to pay the penalties for failure to timely repay the loan and to timely pay the interest hereunder;

2)	to pay the overdue interest;

3)	to pay the interest due;

4)	to repay the overdue principal under the loan;

5)	to repay the principal due under the loan.

The amounts in Rubles received as repayment of the debt hereunder, including by way of debit without acceptance from the Borrower’s accounts and transferred by third parties, including guarantors, shall be applied, regardless of the purpose of the payment specified in the payment documents, in the following order of priority:

1)	to pay the penalties for failure to timely repay the loan and/or to timely pay the interest hereunder and/or timely pay the facility fee and or to timely pay the commitment fee and/or to timely pay the availability fee;

2)	to pay the overdue facility fee;

3)	to pay the overdue availability fee;

4)	to pay the overdue commitment fee;

5)	to pay the overdue interest;

6)	to pay the availability fee due;

7)	to pay the commitment fee due;

8)	to pay the interest due;

9)	to repay the overdue principal under the loan;

10)	to repay the principal due.

4.7 Repayment of the principal, payment of interest due and penalty for failure to timely repay the principal or to timely pay the interest in cash in Rubles received hereunder, including by way of debit by the Creditor without acceptance of the Borrower’s accounts, and those transferred by third parties, including guarantors, shall be made at the rate of sale of non-cash currency established by the Creditor as of the date of crediting of the correspondent account of the Creditor.

4.8 Payments effected by the Borrower as prepayment of the loan shall be applied to the nearest repayments of the loan established in clause 2.13 hereof pursuant to the order of priority of payments established in clause 4.6 hereof.

Article 5. Rights of the Parties

5.1. The Creditor shall have the right to:

5.1.1 Unilaterally raise the interest rate under the Agreement and notify the Borrower accordingly without documenting such amendment in the form of additional agreement should any of the events listed below occur:

(a)	increase of the rate applicable to the term deposit for natural persons with OPERU of Sberbank of Russia(19 Vavilov street, Moscow, 117997) for 90 (ninety) to 93 (ninety-three) calendar days;

(b)	the Central Bank of the Russian Federation makes a decision to increase the amount of the mandatory reserves of the credit institutions deposited with the Bank of Russia by more than 20% (twenty percent) over the values set as at the date of the Agreement, or as at the effective date of the latest change in the interest rate made in accordance herewith, both as a single increase or on accumulated basis;

(c)	the Bank of Russia decides to raise the refinancing rate of the Bank of Russia by more than 20% (twenty percent) over the values set as at the date of the Agreement, or as at the effective date of the latest change in the interest rate made in accordance herewith, both as a single increase or on accumulated basis;

(d)	the Government of the Russian Federation, its agencies or the Bank of Russia take measures altering significantly the position of the Parties hereunder;

(e)	amendment of the tax laws results in significant deterioration of the Creditor’s position.

The Borrower shall be notified of any change in the interest rate subject to the procedure specified in Clause 9.3. of the Agreement.

Should the Creditor raise the interest rate unilaterally, such change shall become effective on expiration of 30 calendar days from the date the Creditor gives notice to the Borrower, unless such notice specifies a later date for such change to come into effect.

The new interest rate increased by the Creditor unilaterally shall not exceed the interest rate which was previously in effect hereunder by more than 1.3 (one and three tenth) times for a period of 150 (one hundred fifty) days from the date the Creditor gives notice to the Borrower of any increase in the interest rate.

5.1.2 Unilaterally reduce the interest rate under the Agreement, including if the Bank of Russia decides to reduce the refinancing rate of the Bank of Russia and notify the Borrower accordingly without documenting such amendment in the form of additional agreement. Should the Creditor reduce the interest rate unilaterally, such change shall become effective on expiration of 30 (thirty) calendar days from the date the Creditor gives notice to the Borrower, unless such notice specifies a later date for such change to come into effect.

The Creditor shall have the right to unilaterally reduce the amount of penalty at its discretion and/or establish the grace period and notify the Borrower accordingly without documenting such amendment in the form of additional agreement.

Reduction of the penalty amount and/or the commencement of grace period shall become effective on expiration of 30 (thirty) calendar days from the date the Creditor gives notice to the Borrower, unless such notice specifies a later date for such change to come into effect.

The Borrower shall be notified of any such change subject to the procedure specified in Clause 9.3. of the Agreement.

5.1.3 Request that the Borrower submit to the Creditor the information and documents evidencing application of the loan for the designated purpose.

5.1.4 Should any payment under the loan and/or interest and/or other payments under the Agreement become overdue, debit the relevant amounts without acceptance upon crediting of the Borrower’s accounts (including those with the Creditor’s affiliates) for the purpose of repaying the overdue amounts and penalty.

The Creditor shall inform the Borrower in writing of any such debit without acceptance subject to the procedure specified in Clause 9.3 of the Agreement.

5.1.5 Should the funds maintained on the Borrower’s settlement accounts with the Creditor (including accounts with the Creditor’s affiliates) be insufficient to pay any overdue facility fee, availability fee or commitment fee, penalty for a delay in payment of any facility fee, availability fee or a commitment fee, sell foreign currency from the Borrower’s current currency accounts with the Creditor, at the exchange rate and on the terms established by the Creditor for conversion transactions as at the date of such transaction, and credit the proceeds from the sale of such currency to the Borrower’s settlement account with the Creditor.

Foreign currency funds received as payments of the facility fee, availability feed and the commitment fee shall be converted into rubles at the exchange rate and on the terms established by the Creditor for conversion transactions as at the date of receipt of such funds.

The Creditor shall inform the Borrower in writing of any such sale of foreign currency subject to the procedure specified in Clause 9.3 of the Agreement.

5.1.6 Suspend crediting and/or request that the Borrower repay the total amount of the loan before maturity, pay the interest due, the facility fee, the availability fee, the commitment fee, the penalty, or make other payments under the Agreement as well as foreclose on the pledged property if:

a) the Borrower fails to perform or unduly performs its obligations under the Agreement relating to the repayment of the loan, and/or payment of interest, and/or facility fee and/or commitment fee and/or availability fee, if such failure to perform or improper performance is not remedied within 7 (seven) calendar days;

b) the Borrower fails to perform or unduly performs its obligations relating to the repayment of the loan, and/or payment of interest, and/or facility fee and/or commitment fee and/or availability fee under other credit agreements (non-revolving credit facility agreements) which are executed or may be executed by the Borrower and the Creditor during the term hereof, including Non-Revolving Credit Facility Agreement No. 9063 dated April 28, 2000, and between the Creditor and OAO Vimpelcom-Region, including Non-Revolving Credit Facility Agreement No. 9152 dated December 17, 2002, resulting in a demand made against the Borrower and/or OAO Vimpelcom-Region to repay the loan and make other payments thereunder before their maturity;

c) the loan security is lost or its terms deteriorate due to the circumstances beyond the Creditor’s control, subject to clause 6.2.4.8 hereof

d) the Borrower uses the loan for other than the intended purpose, unless the Borrower provides proof of the intended use of the loan within ten (10) business days after the date of receipt of the Creditor’s notice of such unintended use;

e) the Borrower fails to comply with its reporting obligations under clauses 6.2.5 and 6.2.6 of the Agreement, unless such failure is remedied within 10 (ten) business days from the date the relevant written request is received from the Creditor;

f) the arbitration court, acting in accordance with applicable laws, accepts a motion to recognize the Borrower as insolvent (bankrupt), subject to the following procedure:

If the Borrower provides documents in accordance with clause 6.2.17 hereof, the Creditor shall notify the Borrower of its position as to the claimant’s demands to recognize the Borrower as insolvent (bankrupt) and, if the same are deemed reasonable, may suspend crediting and/or demand early repayment of the loan upon expiration of twelve (12) calendar days after the issuance of the arbitration court ruling on acceptance of such motion.

In this event if upon expiration of nine (9) calendar days after the date of the arbitration court ruling on acceptance of the motion, the Creditor fails to notify the Borrower of its waiver of demands to accelerate the loan in accordance with clause 5.1.6 hereof, the Borrower may give a written notice to Creditor regarding early repayment and repay the loan, pay the interest and make other payments provided for herein within three (3) calendar days (including the notice date), but no later than twelve (12) calendar days after the date of the arbitration court ruling on acceptance of such motion.

If the Borrower fails to provide the documents in accordance with clause 6.2.17 hereof the Creditor may, upon expiration of nine (9) calendar days after the date of the arbitration court ruling on acceptance of the motion, suspend crediting and/or demand early repayment of the loan. The Borrower may also give a written notice to Creditor regarding early repayment and repay the loan, pay the interest and make other payments provided for herein within three (3) calendar days (including the notice date), but no later than twelve (12) calendar days after the date of the arbitration court ruling on acceptance of such motion.

If the Borrower fails to repay the loan within three (3) calendar days (including the notice date) after the notice regarding early repayment is given to the Creditor, the Creditor may demand acceleration of the loan.

g) the arbitration court finds that the claims to recognize the Borrower as insolvent (bankrupt) are valid and rules on initiation of the relevant bankruptcy proceedings with respect to the Borrower, provided that the Creditor’s position determined in accordance with sub-clause (f) of clause 5.1.6 hereof shall not be binding upon the Creditor.

h) a claim or claims have been filed against the Borrower seeking payment of a cash amount or recovery of assets the amount of which exceeds in aggregate US$ 8,000,000 (eight million) or the equivalent thereof in the currency of the Russian Federation at the rate of the Bank of Russia as of the date such claims were filed (provided, that the amount of at least one of such claims exceeds US$ 4,000,000 (four million) or the equivalent thereof in the currency of the Russian Federation at the rate of the Bank of Russia as of the date such claim was filed) and such claim(s) was (were) satisfied by the court of the first instance;

i) a decision is made on reorganization, liquidation or decrease of the Borrower’s charter capital (except for any reduction of the charter capital upon reorganization) and/or decisions on reorganization, liquidation or decrease of the charter capital of

VimpelCom Group companies (except for any reduction of the charter capital upon reorganization) without prior written consent of the Creditor, subject to clause 6.2.7 hereof;

j) the Borrower is declared insolvent (bankrupt) in accordance with the applicable laws;

k) the Borrower fails to perform its obligations set out in clause 6.2.4.2 hereof;

l) the Borrower fails to perform its obligations set out in clause 6.2.4.3 hereof;

m) the Borrower fails to perform the obligations set out in clause 6.2.4.4 hereof;

n) the Borrower fails to perform the obligations set out in clause 6.2.4.5 hereof;

o) the Borrower fails to perform the obligations set out in clause 6.2.4.6 hereof;

p) the Borrower fails to perform the obligations set out in clause 6.2.9 hereof;

q) the Borrower fails to perform the obligations set out in clauses 6.2.15 and 6.2.16 hereof;

r) the Borrower fails to perform the obligations set out in clause 6.2.10 hereof;

s) the Borrower fails to perform the obligations set out in clause 6.2.11 hereof;

t) the Borrower fails to perform the obligations set out in clause 6.2.12 hereof;

u) the Borrower fails to perform the obligations set out in clause 6.2.13 hereof, unless such failure is remedied within 15 (fifteen) calendar days from the date of receipt of the Creditor’s written request to that effect;

v) the Borrower fails to perform the obligations set out in clauses 6.2.14 hereof, unless such failure is remedied within 15 (fifteen) calendar days from the date of receipt of the Creditor’s written request to that effect;

w) the Borrower fails to perform or improperly performs its obligations set out in clause 7.1 hereof.

The above violations and changes in circumstances shall be deemed material by the Creditor.

The Creditor shall notify the Borrower of its claims in accordance with clause 9.3. hereof.

5.1.7 Unilaterally close the available balance of the credit facility in case of termination of the facility for reasons described in clause 5.1.6 hereof, by giving a relevant notice to the Borrower, as provided for in clause 9.3 hereof.

5.1.8 Refuse to extend the loan if there are circumstances evidencing that the loan will not be repaid by the Borrower within the timeline set out herein.

5.1.9 Conduct audits and check the accuracy of the information provided by the Borrower regarding its business and financial activity in a manner convenient for the Creditor, and request other data pertaining to the use of the loan.

5.1.10 If requested by the Borrower at least 15 (fifteen) calendar days prior to the maturity of the loan, the Creditor shall have the right to extend the loan maturity date.

5.1.11 Partially release from pledge the assets specified in clause 6.2.4 hereof following the partial repayment by the Borrower of the principal of the loan hereunder, provided that the terms and procedure of such release shall be separately negotiated by the Parties.

5.2 The Borrower shall have the right to:

5.2.1 If the Creditor increases the interest rate in accordance with Clause 5.1.1 hereof, repay the principal amount in full together with the interest accrued on the existing terms within 30 (thirty) calendar days from the date the Creditor gives to the Borrower a written notice of the change in the loan terms.

5.2.2 Prepay in full or in part the loan together with the interest, the commitment fee, the availability fee, and penalties accrued as at the prepayment date, provided that the Creditor is notified in writing at least 5 (five) business days prior to the prepayment date of the loan (a portion of the loan).

5.2.3 If there is a need to extend the term for repayment of the loan, submit a request to the Creditor at least 15 (fifteen) calendar days before the maturity date of the loan.

Article 6. Obligations of the Parties

6.1 The Creditor shall have the following obligations:

6.1.1 If the terms set out in Clauses 2.3, 2.4 and 2.7 hereof are met, and unless as of the time of extension of the loan none of the conditions which give rise to the Creditor’s right to terminate this Agreement and accelerate the loan have occurred, the Creditor shall transfer loan amounts to the extent of the non-disbursed amount of the credit facility to the current currency account of the Borrower through the Borrower’s transit currency account specified in clause 2.4, pursuant to the payment orders of the Borrower.

6.2 The Borrower shall:

6.2.1 Within ten (10) business days as of receipt of the Creditor’s request pursuant to clause 5.1.6 hereof (except for sub-clause (f) of clause 5.1.6 hereof) and within two (2) business days as of receipt of the Creditor’s notice of acceleration in accordance with sub-clause (e) of clause 5.1.6 hereof, repay the principal, together with interest accrued thereon, and pay the facility fee, commitment fee, availability fee and penalties accrued up to the repayment date.

6.2.2 Use the loan strictly for the purpose as set out in Article 1 hereof.

6.2.3 Provide the Creditor with payment documents duly executed in accordance with the purpose of the loan.

6.2.4 As security for the timely and full performance of the Borrower’s obligations hereunder, including the obligation to repay the loan and interest, to pay the facility fee, the commitment fee and the availability fee:

6.2.4.1 Pledge to the Creditor the telecommunications equipment owned by the Borrower. The pledge value shall be determined on the basis of the contracts submitted by the Borrower as the contract value of the equipment (net of VAT) multiplied by the pledge ratio. The pledge ratio shall be 0.7. The pledge value shall be at least the ruble equivalent of US$ 58,550,000 (fifty eight million five hundred and fifty thousand) calculated at the rate of the Bank of Russia as of the date of execution of the pledge agreement(s).

For the purposes of clause 2.7 hereof the pledge of the telecommunications equipment shall be deemed executed and the pledge value of the equipment shall be recorded as the pledge value of the formal security as of the date of execution of the equipment pledge agreement(s).

6.2.4.2 Within one hundred and eighty (180) calendar days after the execution date hereof arrange for the pledge to the Creditor by holders of one hundred thrity six thousand three hundred and fifty-eight (136,358) common shares of the Open Joint-Stock Company Orensot (located at 9A Znamensky Proezd, Orenburg, 460021, registered on August 24, 1995, registration No. SP – 1153/157) with the nominal value of one hundred (100) Rubles constituting ninety eight point eighty one (98.81) percent of the common shares of OAO Orensot outstanding as at the execution date hereof. The pledge value shall be at least the Ruble equivalent of twelve million six hundred and seventy thousand (12,670,000) US Dollars calculated at the rate of the Central Bank of Russia as of the date of execution of the pledge agreement.

For the purposes of clause 2.7 hereof the pledge of a certain number of shares shall be deemed executed and the pledge value of such number of shares shall be recorded as the pledge value of the security as of the date on which the Borrower provides the Creditor with statement(s) of the pledge(s) account(s) in the share register evidencing the execution of the pledge with respect to the relevant number of shares in accordance with applicable laws of the Russian Federation.

In future, in case of issuance and placement of additional common shares of OAO Orensot the Borrower shall, within ten (10) business days after registration of the report on the results of share issuance with the relevant governmental authorities, arrange for issuance to the Creditor of such number of common shares of OAO Orensot as would ensure that the percentage of OAO Orensot shares pledged to the Creditor upon such placement of additional shares is at least ninety eight point eighty one (98.81) percent of the outstanding common shares of OAO Orensot.

6.2.4.3 Within one hundred and eighty (180) calendar days after the execution date hereof arrange for the pledge to the Creditor by holders of seventy one thousand five hundred (71,500) common shares of the Open Joint-Stock Company Stavtelesot (located at 10/12 Prospekt Oktyabrskoi Revolutsii, Stavropol, 355000, registered on December 20, 1996, registration No. R-6294.16) with the nominal value of one thousand (1,000) Rubles constituting one hundred (100) percent of the common shares of OAO Stavtelesot outstanding as at the execution date hereof. The pledge value shall be at least the Ruble equivalent of thirty million one hundred and seventy thousand (30,170,000) US Dollars calculated at the rate of the Central Bank of Russia as of the date of execution of the pledge agreement.

For the purposes of clause 2.7 hereof the pledge of a certain number of shares shall be deemed executed and the pledge value of such number of shares shall be recorded as the pledge value of the security as of the date on which the Borrower provides the Creditor with statement(s) of the pledge(s) account(s) in the share register evidencing the execution of the pledge with respect to the relevant number of shares in accordance with applicable laws of the Russian Federation.

In future, in case of issuance and placement of additional common shares of OAO Stavtelesot the Borrower shall, within ten (10) business days after registration of the report on the results of share issuance with the relevant governmental authorities, arrange for issuance to the Creditor of such number of common shares of OAO Stavtelesot as would ensure that the percentage of OAO Stavtelesot shares pledged to the Creditor upon such placement of additional shares is at least one hundred (100) percent of the outstanding common shares of OAO Stavtelesot.

6.2.4.4 Within one hundred and eighty (180) calendar days after the execution date hereof pledge to the Creditor forty one million eight hundred sixty-six thousand nine hundred and ten (41,866,910) common shares of the Closed Joint-Stock Company RTI Servis-Svyaz (located at 8 Marta Street, 10, bldg. 2, Moscow, 127083, registered on September 3, 1996, registration No. 061.356) with the nominal value of one (1) Ruble constituting one hundred (100) percent of the common shares of ZAO RTI Servis-Svyaz outstanding as at the execution date hereof. The pledge value shall be at least the Ruble equivalent of nineteen million four hundred and ninety thousand (19,490,000) US Dollars calculated at the rate of the Central Bank of Russia as of the date of execution of the pledge agreement.

For the purposes of clause 2.7 hereof the pledge of a certain number of shares shall be deemed executed and the pledge value of such number of shares shall be recorded as the pledge value of the security as of the date on which the Borrower provides the Creditor with statement(s) of the pledge(s) account(s) in the share register evidencing the execution of the pledge with respect to the relevant number of shares in accordance with applicable laws of the Russian Federation.

In future, in case of issuance and placement of additional common shares of ZAO RTI Servis-Svyaz the Borrower shall, within ten (10) business days after registration of the report on the results of share issuance with the relevant governmental authorities, arrange for issuance to the Creditor of such number of common shares of ZAO RTI Servis-Svyaz as would ensure that the percentage of ZAO RTI Servis-Svyaz shares pledged to the Creditor upon such placement of additional shares is at least one hundred (100) percent of the outstanding common shares of ZAO RTI Servis-Svyaz.

6.2.4.5 Within one hundred and eighty (180) calendar days after the execution date hereof arrange for the pledge to the Creditor by holders of three thousand (3,000) common shares of the Closed Joint-Stock Company Sotovaya Kompaniya (located at 12 Dobrolyubov Street, Novosibirsk, 630009, registered on August 7, 1994, registration No. OK 5538) with the nominal value of one hundred (100) Rubles constituting one hundred (100) percent of the common shares of ZAO Sotovaya Kompaniya outstanding as at the execution date hereof. The pledge value shall be at least the Ruble equivalent of three million one hundred and ten thousand (3,110,000) US Dollars calculated at the rate of the Central Bank of Russia as of the date of execution of the pledge agreement.

For the purposes of clause 2.7 hereof the pledge of a certain number of shares shall be deemed executed and the pledge value of such number of shares shall be recorded as the pledge value of the formal security as of the date on which the Borrower provides the Creditor with statement(s) of the pledge(s) account(s) in the share register evidencing the execution of the pledge with respect to the relevant number of shares in accordance with applicable laws of the Russian Federation.

In future, in case of issuance and placement of additional common shares of ZAO Sotovaya Kompaniya the Borrower shall, within ten (10) business days after registration of the report on the results of share issuance with the relevant governmental authorities, arrange for issuance to the Creditor of such number of common shares of ZAO Sotovaya Kompaniya as would ensure that the percentage of ZAO Sotovaya Kompaniya shares pledged to the Creditor upon such placement of additional shares is at least one hundred (100) percent of the outstanding common shares of ZAO Sotovaya Kompaniya.

6.2.4.6 Within one hundred and eighty (180) calendar days after the execution date hereof arrange for the pledge to the Creditor by holders of one thousand (1,000) common shares of the Closed Joint-Stock Company Extel (located at: 4/1 Generala Butkova Street, Kaliningrad, 236010, registered on December 26, 1994, registration No. 3902) with the nominal value of forty-six three hundred and seventy-six thousandth (46.376) Rubles constituting one hundred (100) percent of the common shares of ZAO Extel outstanding as at the execution date hereof. The pledge value shall be at least the Ruble equivalent of seventeen million seven hundred and sixty thousand (17,760,000) US Dollars calculated at the rate of the Central Bank of Russia as of the date of execution of the pledge agreement.

For the purposes of clause 2.7 hereof the pledge of a certain number of shares shall be deemed executed and the pledge value of such number of shares shall be recorded as the pledge value of the formal security as of the date on which the Borrower provides the Creditor with statement(s) of the pledge(s) account(s) in the share register evidencing the execution of the pledge with respect to the relevant number of shares in accordance with applicable laws of the Russian Federation.

In future, in case of issuance and placement of additional common shares of ZAO Extel the Borrower shall, within ten (10) business days after registration of the report on the results of share issuance with the relevant governmental authorities, arrange for issuance to the Creditor of such number of common shares of ZAO Extel as would ensure that the percentage of ZAO Extel shares pledged to the Creditor upon such placement of additional shares is at least one hundred (100) percent of the outstanding common shares of ZAO Extel.

6.2.4.7 Pledge or arrange for the pledge to the Creditor of the real estate and the lease (use) rights in respect of the land plots on which the pledged real estate items are physically positioned, located at the following addresses:

6.2.4.7.1 ul. 8 Marta 10, bldg. 2, Moscow; the balance value as of the execution date of the mortgage agreement is three million six hundred and sixty one thousand (3,661,000) Rubles; the area is no less than 15,091.3 sq.m.; the pledge value of the building is equal to its balance value as of the date of the mortgage agreement;

6.2.4.7.2 ul. 8 Marta 10, bldg. 6, Moscow; the balance value as of the execution date of the mortgage agreement is seven hundred and thirty five thousand (735,000) Rubles; the area is no less than 3,298.2 sq.m.; the pledge value of the building is equal to its balance value as of the date of the mortgage agreement;

6.2.4.7.3 ul. 8 Marta 10, bldg. 7, Moscow; the balance value as of the execution date of the mortgage agreement is eighty nine thousand (89,000) Rubles; the area is no less than 315.6 sq.m.; the pledge value of the building is equal to its balance value as of the date of the mortgage agreement;

6.2.4.7.4 ul. 8 Marta 10, bldg. 8, Moscow; the balance value as of the execution date of the mortgage agreement is ninety thousand (90,000) Rubles; the area is no less than 331.6 sq.m.; the pledge value of the building is equal to its balance value;

6.2.4.7.5 ul. 8 Marta 10, bldg. 14, Moscow; the balance value as of the execution date of the mortgage agreement is one million eight hundred and three thousand (1,803,000) Rubles; the area is no less than 5,037.9 sq.m.; the pledge value of the building is equal to its balance value as of the date of the mortgage agreement;

provided that for the purposes of Clause 2.7 hereof, the real estate shall be deemed pledged, and the pledge value of the real estate shall be deemed to be the pledge value of the security upon the state registration of the mortgage agreements with the relevant governmental authorities.

6.2.4.8 On Creditor’s request, replace the Pledged Assets provided in accordance with clauses 6.2.4.1-6.2.4.7 hereof with assets of the same value and satisfactory to the Creditor within 10 (ten) calendar days as of receipt by the Borrower of the Creditor’s written request to replace the pledged assets, if:

•	the Pledged Assets are lost other than through the fault of the Creditor;

•	the title to the Pledged Assets terminates as stipulated by law.

6.2.5 Submit to the Creditor full accounting quarterly statements in the form approved by the Ministry of Finance of the Russian Federation, stamped by the division of the Ministry of the Russian Federation for Tax and Excise; information on all accounts opened by the Borrower as disclosed to the tax inspectorate; statements of the cash flows and balances on settlement and current foreign exchange accounts and of claims made with respect to such accounts; payables and receivables breakdowns specifying the creditors, debtors and amounts due; breakdowns of loans payable to banks specifying creditors, amounts due, date of loan issuance, maturity date, interest rate, repayment schedule, amount of interest overdue, security. Other financial reporting shall be submitted on request of the Creditor within 10 (ten) business days from the date of receipt of the relevant request. If an audit is carried out for the relevant year, the Borrower shall submit to the Creditor an auditor’s opinion on the accuracy of the books and records, within 10 (ten) business days from the date of signing the auditor’s opinion.

6.2.6 Provide the Creditor with quarterly consolidated accounting statements of the Borrower prepared in accordance with the U.S. generally accepted accounting principles (US GAAP). The quarterly GAAP statements shall be provided within ninety (90) calendar days as of the end of the calendar quarter; statements for the fourth quarter and annual statements shall be submitted within one hundred and eighty (180) calendar days as of the end of the calendar year. If an audit is carried out for the relevant year, the Borrower shall submit to the Creditor an auditor’s opinion on the accuracy of the books and records, within 10 (ten) business days from the date of signing the auditor’s opinion.

6.2.7 At least ten (10) days prior to adoption of a decision on reorganization or liquidation, or decrease of the Borrower’s charter capital (except for any reduction of the charter capital upon reorganization) and/or decisions on reorganization, liquidation or change in the charter capital of the VimpelCom Group companies (except for reduction of the charter capital upon reorganization), request the Creditor’s written consent to such decisions. In case of adoption of such decisions without the Creditor’s written consent, at the Creditor’s request, immediately repay the indebtedness under the loan irrespective of its maturity date set out herein, pay the interest due, the commitment fee, the availability fee and other payments hereunder. The Borrower shall be released from its obligations hereunder in the following cases:

6.2.7.1 Reorganization of VimpelCom Group companies listed in Exhibit No.1 constituting an integral part hereof is effected in form of takeover, including takeover by the Borrower;

6.2.7.2 Reorganization of VimpelCom Group companies listed in Exhibit No.1 is effected in form of merger, other than merger into the Borrower.

6.2.8 At least once a quarter report to the Creditor on the status of the regional development investment program in form to be agreed upon with the Creditor.

6.2.9 Until full discharge of obligations to the Creditor hereunder ensure that any additional issuance of shares of the companies listed in clauses 6.2.4.2-6.2.4.6 hereof, or of the new companies formed as a result of the merger, or any consolidation and/or split of shares are effected only with the Creditor’s prior written consent.

6.2.10 Open import transaction passport under the contracts financed out of the loan granted hereunder with OPERU of the Sberegatelny Bank of Russia.

6.2.11 Effective as of the date and throughout the term hereof:

6.2.11.1 Maintain the credit turnover of the Borrower and VimpelCom Group companies through the settlement accounts with the Creditor, at the level of at least twelve billion three hundred million (12,300,000,000) Rubles during each calendar quarter, excluding the credit turnover comprised of loans, revenues received from the issuance, equity funds conversion, equity funds transfers, borrowings, investments and repayment of loans.

6.2.11.2 If due to reduction of the credit turnover of the Borrower and VimpelCom Group companies through the settlement accounts opened with the Creditor, as specified in clause 6.2.11.1, the total operating revenues of OAO VimpelCom as reflected in the published short-form consolidated statements prepared in accordance with US GAAP for the latest calendar quarter is less than the total operating revenues for the preceding calendar quarter (the “Base Operating Revenue”), as soon as the same is established, maintain the credit turnover through the settlement accounts of the Borrower and VimpelCom Group companies with the Creditor, at the level of at least sixty (60) percent) of the aggregate credit turnover of the Borrower and VimpelCom Group companies through all settlement accounts with banking institutions during each calendar quarter.

The calculation of the credit turnover shall exclude the credit turnover comprised of loans, revenues received from the issuance, equity funds conversion, equity funds transfers, borrowings, investments and repayment of loans.

6.2.11.3 If after the effective date of the Borrower’s obligation under clause 6.2.11.2 hereof the total operating revenue of OAO VimpelCom as reflected in the short-form consolidated statements prepared in accordance with the US GAAP for the latest calendar quarter exceeds the Base Operating Revenue, maintain the credit turnover of the Borrower and VimpelCom Group companies through the settlement accounts with the Creditor in accordance with clause 6.2.11.1 hereof.

For the purposes of clause 6.2.11.2 hereof the Borrower shall provide the Creditor with duly certified statements in respect of all settlement and current currency accounts of the Borrower included in the list of Borrower’s accounts filed with the tax inspectorate and provided to the Creditor pursuant to Clause 6.2.5 hereof, for each full calendar quarter no later than twenty (20) business days from the end of such calendar quarter.

6.2.12 Ensure that from the date of execution hereof by the Parties, any bank borrowings (i.e. loans and other borrowings taken for a fee and to be repaid) and/or sureties/guarantees issued by the Borrower and/or VimpelCom Group companies are made only with the Creditor’s written approval, such approval not to be unreasonably withheld. This clause shall not apply to the loan extended by the Creditor to the Borrower hereunder.

The Borrower shall be released from the obligation to comply with this clause if:

6.2.12.1 the total amount of all outstanding borrowings on the aggregated basis received by the Borrower and/or VimpelCom Group companies after the execution hereof by the Parties and not repaid is less than the equivalent of US$ 100,000,000 (one hundred million) during the term hereof. The amounts borrowed in Rubles shall be converted into US Dollars at the exchange rate established by the Bank of Russia as at the date of the relevant agreements. Amounts borrowed in any currency other than US Dollars shall be converted into US Dollars based on the exchange rate established for such currencies as at the date(s) of the relevant agreements; provided that for the purposes hereof the borrowings shall exclude the loans extended in accordance with clause 6.2.12.2, 6.2.12.3, 6.2.12.5, 6.2.12.6, 6.2.12.7, 6.2.12.8 hereof.

6.2.12.2 the borrowings received prior to the execution hereof by the Parties are extended or refinanced.

6.2.12.3 the bank credit resources are received by the Borrower and/or VimpelCom Group companies against guarantee issued by an export credit agency/agencies to finance telecommunications facilities supplies, subject to the Borrower’s compliance with clause 7.1 hereof.

6.2.12.4 the principal amount outstanding hereunder is less than US$ 20,000,000 (twenty million) after the expiration of the credit availability period set forth in clause 2.12.

6.2.12.5 the Borrower and/or VimpelCom Group companies receive credit resources on a one-time basis through placement of Eurobonds on an accrual basis in the amount of up to three hundred and fifty million (350,000,000) US Dollars, for a period of up to seven (7) years, with the interest rate of up to nine (9) percent per annum.

6.2.12.6 Subject to the relevant decision of the Board of Directors of the Borrower and/or VimpelCom Group companies to place Eurobonds on an accrual basis in accordance with clause 6.2.12.5 hereof, the Borrower and/or VimpelCom Group companies receive on a one-time basis an unsecured loan in the amount of up to one hundred and thirty million (130,000,000) US Dollars, for a period of up to one (1) year, with the interest rate of up to nine (9) percent per annum. Such loan shall be repaid within ten (10) business days after placement of the Eurobonds specified in clause 6.2.12.5 hereof. If such loan is not repaid when due the amount of outstanding thereunder shall be including in the total borrowings to be calculated in accordance with clause 6.2.12.1 hereof.

6.2.12.7 The lending company and the borrowing company is the Borrower or a VimpelCom Group company.

6.2.12.8 the loans are the debt of the Borrower and/or VimpelCom Group companies to the suppliers of goods (services), after the delivery (rendering) thereof, i.e. vendor loans, including cases where such debt is evidenced by the Borrower’s notes.

6.2.13 The Borrower shall under Clause 9.3 hereof notify the Creditor of any new obligations under the borrowings made by the Borrower and/or VimpelCom Group companies in accordance with clause 6.2.12 hereof no later than ten (10) business days following the execution of the corresponding financing agreements, and, upon Creditor’s request, shall provide duly certified additional documents to the Creditor to review the compliance by the Borrower and/or Vimpelcom Group companies with clause 6.2.12 hereof.

6.2.14 Within thirty (30) calendar days after the date of each drawdown provide the Creditor with documents confirming the purposes for which the loan is used hereunder

•	if the loan is used on the basis of information regarding the main purpose for which the loan is used provided to the Creditor in accordance with clause 2.3.1 hereof; and/or

•	if the loan is used to extend loans to subsidiaries of the Borrower and subsidiaries of OAO Vimpelcom-Region listed in Exhibit No. 1 in accordance with clause 2.3.1 hereof.

The documents provided to the Creditor in accordance herewith shall be satisfactory to the Creditor in form and substance, including copies of contracts (or extracts from contracts) and/or acceptance acts and/or proforma invoices, or other documents confirming the intended use of the loan. Forms of the documents confirming the intended use of the loan provided by the Borrower shall be deemed satisfactory to the Creditor unless the Creditor notifies the Borrower otherwise in writing within ninety (90) calendar days after the Borrower has furnished such documents.

6.2.15 If any claim (claims) as set out in Clause 5.1.6(g) is filed against the Borrower, notify the Creditor within five (5) business days of any such claim and provide the opportunity to review (subject to confidentiality requirements) all the documents relating to the subject matter of the claim (claims), and, if the Creditor requires the power of attorney, within ten (10) business days upon receipt of the relevant request, issue to the Creditor the power of attorney to be present at the court hearings and review the materials in the course of such litigation, provided that such power of attorney shall not grant the Creditor the right to take any action on behalf of the Borrower (in particular, the right to file counterclaims, admit the claim or enter into settlement agreements).

6.2.15 Not revoke the power of attorney issued pursuant to Clause 6.2.15 hereof.

6.2.16 Within four (4) calendar days as of the date of the arbitration court ruling to declare the Borrower insolvent (bankrupt) provide the Creditor with documents relating to such ruling of the arbitration court for the Creditor to decide whether it is appropriate to exercise the Creditor’s right in accordance with Clause 5.1.6(f) hereof.

Article 7. Special Covenants

7.1 Throughout the term of this Agreement the ratio of OAO VimpelCom obligations under the credits, loans, leases, commodity credits and other liabilities accruing interest (financial liability) and OIBDA calculated on the basis of OAO VimpelCom consolidated statements prepared in accordance with US GAAP, shall not exceed 3.0 (three point zero).

For the purposes of Clause 7.1 hereof, OIBDA calculated on the basis of the consolidate statements for 3, 6 and 9 months shall be adjusted to the annual basis using the following formula

OIBDA (y) = OIBDA (q) / N * 4, where

OIBDA (y) – OIBDA adjusted to the annual basis;

OIBDA (q) – OIBDA calculated on the basis of OAO VimpelCom US GAAP consolidated statements by progressive total for the elapsed calendar quarters of the year;

N – number of elapsed calendar quarters of the year the results of which are reflected in OAO VimpelCom US GAAP consolidated statements used for such calculations.

Article 8. Term of the Agreement

8.1 This Agreement shall become effective upon its execution by the Parties and shall have full force and effect unless and until the Parties fully perform their obligations hereunder.

Article 9. Miscellaneous

9.1 All amendments and modifications hereto, except in cases set out in clauses 5.1.1 and 5.1.2 hereof, shall be effective only if made in writing and signed by duly authorized persons.

9.2 The Party changing its address shall notify the other Party prior to the state registration of the corresponding amendments to the charter documents.

If the banking details of any Party change, such Party shall notify the other Party thereof prior to the effective date for such changes.

9.3 Any notice or other communication from a Party to the other Party shall be made in writing. Such notice or communication shall be deemed properly sent if delivered to the addressee by courier or registered mail, or by telecopy, at the address indicated in the Agreement (or any other address indicated by a Party pursuant to Article 10 hereof), and signed by an authorized officer.

9.4 The Creditor shall have the right to assign all or part of its rights and obligations hereunder or under transactions relating to loan security, to any other person without the consent of the Borrower if any portion of Borrower’s indebtedness hereunder is past due for more than ten (10) business days.

The Borrower may not assign any all or part of its rights and obligations hereunder or under transactions relating to loan security, to any other person without the consent of the Creditor.

9.5 All disputes under this Agreement shall be settled in the Arbitration Court of Moscow pursuant to the applicable laws of the Russian Federation.

9.6 This Agreement is made in three counterparts, each has equal legal force, two copies for the Creditor and one for the Borrower.

Article 10. Location and Bank Details of the Parties

Creditor	Borrower

Joint Stock Commercial Sberegatelny Bank of the Russian Federation (an open joint-stock company)	Open Joint Stock Company “Vimpel - Communications”
19 Vavilova str., Moscow 117997 Tel.: 957 5607, fax: 957 5561	Ul. 8 Marta, 10, bldg. 14, Moscow 127083 Tel.: 725 0700, fax: 755 0700

For currency payments: Bank of New York, New York Acc. No. 8900057610, Acc. No. 30301840400000100014	For currency payments: Acc. No. 40702840600020106393 with OPERU of Sberbank of Russia, Acc. No. 8900057610 The Bank of New York, New York

For ruble payments: Acc. No. 30301810100000100014 Corr. acc. No. 30101810400000000225 with OPERU of MD CB RF for the city of Moscow	For ruble payments: Acc. No. 40702810300020106393 with Sberbank of Russia Corr. acc. No. 30101810400000000225 with OPERU of MD CB RF for the city of Moscow

BIC 044525225, INN 7707083893	BIC 044525225, INN 7713076301

Signatures of the Parties

Creditor First Deputy Chairman of the Management Board of Sberbank of Russia	Borrower General Director of OJSC “Vimpel-Communications”

/signature/ A.K. Alyoshkina	/signature/ A.V. Izosimov

/seal/	/seal/

Appendix No. 1

to Non-Revolving Credit Facility Agreement No. 9220

dated April 15, 2004

List of subsidiaries of the Borrower (Vimpelcom Group company) which are covered by certain

Clauses of the Agreement referencing this Appendix:

OAO VimpelCom subsidiaries:

1.	OAO Vimpelcom-Region, located at: 8 Marta Street, 10, bldg. 14, Moscow, 127083, Russian Federation, registered on August 3, 1999, registration No. 081.925

2.	OAO KB Impuls, located at: 8 Marta Street, 10, bldg. 14, Moscow, 127083, Russian Federation, registered on January 24, 1995, registration No. 206.819

3.	ZAO Impuls KB, located at: 18 Lesnoryadsky Pereulok, Moscow, 127083, Russian Federation, registered on August 8, 1994, registration No. 756.304

4.	ZAO RTI Servis Svyaz, located at: 8 Marta Street, 10, bldg. 2, Moscow, 127083, Russian Federation

5.	OAO Beeline Samara, located at: 77 Moskovskoye Shosse, Samara, Samara Region, 443090, Russian Federation, registered on August 16, 1996, registration No. 061.356.

6.	OAO MSS-Start, located at: 18/20 Vorontsovskaya Street, bldg. 4, Moscow, 109044, registered on April 10, 1995, registration No. 316.958

OAO Vimpelcom-Region subsidiaries:

1.	OAO Orensot, located at: 9A Znamensky Proezd, Orenburg, 460021, Russian Federation, registered on August 24, 1995, registration No. SP – 1153/157

2.	OAO Stavtelesot, located at: 10/12 Prospekt Oktyabrskoi Revolutsii, Stavropol, 355000, Russian Federation, registered on December 20, 1996, registration No. R-6294.16

3.	ZAO Sotovaya Kompaniya, located at: 12 Dobrolyubov Street, Novosibirsk, 630009, Russian Federation, registered on August 7, 1994, registration No. OK 5538

4.	ZAO Extel, located at: 4/1 Generala Butkova Street, Kaliningrad, 236010, Russian Federation, registered on December 26, 1994, registration No. 3902

5.	OOO Vostok-Zapad Telecom, located at: 51a Frunze Street, office 19a, Khabarovsky Krai, 680000, Russian Federation, registered on February 23, 2001, registration No. 2723-R2981

6.	OOO Vimpelcom Finance, located at: 13/2 Begovaya Street, Moscow, 125284, Russian Federation, registered on March 26, 2003, registration No. 1037714024864

Creditor First Deputy Chairman of the Management Board of Sberbank of Russia	Borrower General Director of OJSC “Vimpel-Communications”

/signature/ A.K. Alyoshkina	/signature/ A.V. Izosimov

/seal/	/seal/